Woodward Governor Company 5001 North Second Street P.O. Box 7001 Rockford, IL 61125-7001 USA Tel: 815-877-7441 Fax: 815-639-6018

April 1, 2005

Via Facsimile to 202-942-9585

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549-0306

Attention:	Cindy C. Dalton, Staff Accountant
Jay Webb, Review Accountant

RE:	Woodward Governor Company (File No. 0-08408)
February 22, 2005 SEC Comment Letter

Ladies and Gentlemen:

This will respond to your comment letter of February 22, 2005 regarding the following periodic reports of Woodward Governor Company:  Form 10-K for the year ended September 30, 2004, Form 10-Q for the period ended December 31, 2004, and Form 8-K filed January 25, 2005.

As directed, the Company is filing this correspondence via the EDGAR system and simultaneously delivering a copy via facsimile.  Set forth below are the responses of the Company to the comments in your February 22, 2005 letter, with the number of such responses corresponding to the numbers of your comments.

Form 10-K for the Fiscal Year Ended September 30, 2004

Item 8. Financial Statements and Supplementary Data — Page 5

1.               Article 2-02(a)(3) of Regulation S-X requires that the accountants’ report indicate the city and state where issued.  Please revise the report to comply.

Response:

The Report of Independent Registered Public Accounting Firm has been revised in Exhibit 13 to Form 10-K/A Amendment No. 1 for the period ended September 30, 2004, which we have filed via the EDGAR system concurrently with the filing of this correspondence.  The revised report indicates the city and state where the report was issued, as required by Article 2-02(a)(3) of Regulation S-X.  PricewaterhouseCoopers LLP issued their report dated November 1, 2004, in Chicago, Illinois.

Item 9A. Controls and Procedures — Page 6

2.               Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding required disclosure.  Refer to Exchange Act Rule 13(a)-15(e).

Response:

Item 9A, Controls and Procedures, has been revised in Form 10-K/A Amendment No. 1 for the fiscal year ended September 30, 2004, which we have filed via the EDGAR system concurrently with the filing of this correspondence.  We have revised Item 9A to clarify that John A. Halbrook, our chairman of the board and chief executive officer, and Stephen P. Carter, our executive vice president, chief financial officer and treasurer, concluded that our disclosure controls and procedures were effective in achieving the objectives for which they were designed, which include, without limitation, that information required to be disclosed in the reports that we file or submit under the Act is accumulated and communicated to management, including our principal executive officer (John A. Halbrook) and principal financial officer (Stephen P. Carter), as appropriate to allow timely decisions regarding required disclosure.  We referred to Exchange Act Rule 13(a)-15(e) in making this revision.

3.               Similarly, please apply the above comment to Form 10-Q for the period ended December 31, 2004.  For your reference, see Item 4, Controls and Procedures, on page 21 of Form 10-Q.

Response:

Item 4, Controls and Procedures, has been revised in Form 10-Q/A Amendment No. 1 for the quarterly period ended December 31, 2004, which we have filed via the EDGAR system concurrently with the filing of this correspondence.  We have revised Item 4 to clarify that John A. Halbrook, our chairman of the board and chief executive officer, and Stephen P. Carter, our executive vice president, chief financial officer and treasurer, concluded that our disclosure controls and procedures were effective in achieving the objectives for which they were designed, which include, without limitation, that information required to be disclosed in the reports that we file or submit under the Act is accumulated and communicated to management, including our principal executive officer (John A. Halbrook) and principal financial officer (Stephen P. Carter), as appropriate to allow timely decisions regarding required disclosure.  We referred to Exchange Act Rule 13(a)-15(e) in making this revision.

Signatures — Page 11

4.               Please note that modifications to the signatory language are not permissible under the Form 10-K rules.  Amend your filing to remove the two qualifying introductory paragraphs.

Response:

The Signatures section has been revised in Form 10-K/A Amendment No. 1 for the fiscal year ended September 30, 2004, which we have filed via the EDGAR system concurrently with the filing of this correspondence, to remove the two qualifying introductory paragraphs that previously preceded the signatory language.

5.               Please clearly identify the individual signing in the following capacities: principal executive officer, principal financial officer and principal accounting officer.  If an individual acts in more than one of the listed capacities, the signature page should indicate all of the capacities in which he/she is signing.

Response:

The Signatures section has been revised in Form 10-K/A Amendment No. 1 for the fiscal year ended September 30, 2004, which we have filed via the EDGAR system concurrently with the filing of this correspondence, to clearly identify John A. Halbrook as the individual signing as the principal executive officer and Stephen P. Carter as the individual signing as the principal financial officer and principal accounting officer.

General

6.               Additionally, please revise to correctly identify the Annual Report pages which you intend to incorporate by reference.  We note that the pages intended to be incorporated by reference to your 2004 Annual Report do not correspond to the actual pages in the annual report, as filed in Exhibit 13 on EDGAR.  Similarly, we note this is also true for the pages referenced to in your proxy statement dated December 8, 2004.

Response:

Page numbers have been revised in Form 10-K/A Amendment No. 1 for the fiscal year ended September 30, 2004, which we have filed via the EDGAR system concurrently with the filing of this correspondence.  These revisions were made to correctly identify the Annual Report pages and proxy statement pages as filed on EDGAR that were incorporated by reference.

Page numbers have also been revised in Form 10-Q/A Amendment No. 1 for the quarterly period ended December 31, 2004, which we have filed via the EDGAR system concurrently with the filing of this correspondence.  These revisions were made to correctly identify the Annual Report pages as filed on EDGAR with our Form 10-K/A Amendment No. 1 for the fiscal year ended September 30, 2004, that were incorporated by reference.

Form 8-K filed January 25, 2005

7.               We note the sale of your aircraft propeller synchronizer product line in the first quarter of fiscal 2005.  Please revise future filings to report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.  If providing the information is impracticable, then please disclose that fact.  See paragraph 37 of SFAS 131.

Response:

Paragraphs 36 and 37 of Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” require enterprise-wide disclosure of “revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so” (paragraph 37).  This requirement applies to all entities, with the recognition that “some enterprises’ business activities are not organized on the basis of differences in related products and services” and that “an enterprise’s segments may report revenues from a broad range of essentially different products and services, or more than one of its reportable segments may provide essentially the same products and services” (paragraph 36).  Paragraph 36 concludes that the information required by paragraph 37 “need be provided only if it is not provided as part of the reportable operating segment information.”

In future filings, we will report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.  If providing the information is impracticable, we will disclose that fact.  In determining the information to be disclosed, we will consider the basis for the organization of our business, the range of products and services from which revenues from external customers are derived, and the information that is provided as part of the reportable operating segment information.

As disclosed in Note 20 to our consolidated financial statements at September 30, 2004 and 2003, and for each of the three years ended September 30, 2004, our operations are organized based on the nature of products and related services provided and consist of two operating segments — Industrial Controls and Aircraft Engine Systems.  We view the products and related services within each operating segment as a group of similar products and services.  The products we sell are all integral to energy control systems.  Industrial Controls provides energy control systems and components primarily to OEMs of industrial engines, turbines, and other power equipment.  Aircraft Engine Systems provides energy control systems and components primarily to OEMs of aircraft engines.  As a result, we believe that we met the disclosure requirements of paragraph 37 of Statement No. 131 by disclosing external net sales for each of our operating segments for each of the three years ended September 30, 2004.

Aircraft propeller synchronizers, which are referred to in your comment, are a part of the energy control system of an aircraft engine and are viewed as similar to the other products of the Aircraft Engine Systems’ operating segment.  External net sales of aircraft propeller synchronizers were about $2 million annually, or less than 0.3% of fiscal year 2004 consolidated net sales.

Form 10-Q for the Period Ended December 31, 2004

Item 1. Financial Statements - Page 2

Note (3) Revenue Recognition - Page 5

8.               We note you have added to your revenue recognition disclosures the following:

“we account for payments made to customers as a reduction of revenue unless they are made in exchange for identifiable goods or services with fair values that can be reasonably estimated.  These reductions in revenues are recognized immediately to the extent that the payments relate to past sales and are recognized in future periods to the extent that the payments relate to future sales, based on the specific facts and circumstances underlying each payment.”

Please supplementally clarify the nature of the transactions to which this policy applies and tell us why this policy wasn’t included in your 2004 Form 10-K disclosures.  Also, tell us the generally accepted accounting principles that support such policy.  We may have further comments after reviewing your response.

Response

The revenue recognition disclosure was expanded in our Form 10-Q for the quarterly period ended December 31, 2004, to address the situation where payments are made to customers, as described in Issue No. 01-09 of the Emerging Issues Task Force (EITF), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products.)”  The nature of the transaction that prompted us to include the expanded disclosure in our financial statements relates to payments associated with a customer’s engine program, as summarized in the following paragraph.

In the quarter ended December 31, 2004, an agreement was entered into under which one of our customers will purchase 100% of its fuel system requirements for a specific new engine program from us, subject to normal performance requirements customary to such agreements.  The production requirements of the fuel system are expected to begin January 1, 2008, and run through at least December 31, 2017.  As part of the agreement, we are obligated to provide consideration to the customer in the form of two lump-sum payments payable by specified dates in calendar year 2005 totaling $5 million.

This policy was not included in our Form 10-K disclosure for the fiscal year ended September 30, 2004, because all prior comparable transactions, individually and in the aggregate, involved significantly lesser amounts.  At $5 million, these payment obligations represented 0.7% of revenues for both the twelve months ended September 30, 2004, and the twelve months ended December 31, 2004.  We concluded that expanding our revenue recognition disclosure to cover such payments made to customers was appropriate.

The first portion of our expanded revenue recognition disclosure — “we account for payments made to customers as a reduction of revenue unless they are made in exchange for identifiable goods or services with fair values that can be reasonably estimated” — was written to concisely state the essence of the income characterization issue addressed by Paragraph 9 of the abstract of EITF Issue 01-09.

The second portion of our expanded revenue recognition disclosure — “these reductions in revenues are recognized immediately to the extent that the payments relate to past sales and are recognized in future periods to the extent that the payments relate to future sales, based on the specific facts and circumstances underlying each payment” — was written to address recognition and measurement issues associated with payments made to customers.  The EITF did not specifically address when to recognize up-front nonrefundable consideration given by a vendor to a customer in the vendor’s income statement (see paragraph 21 of the abstract of EITF Issue 01-09), with the implication that recognition of an asset is appropriate in certain situations and immediate income statement recognition in other situations.  Our policy focuses on the particular facts and circumstances of each customer contract, including the likelihood of future product sales and the relationship between payments and sales.  Our objective is to most accurately reflect the amount of revenues associated with sales in the period in which the sales occur.

Based on an analysis of specific facts and circumstances for the transaction that triggered our expanded revenue recognition disclosure, we concluded that the entire $5 million relates to future sales and should be recognized as a reduction of revenues over our exclusivity time period.  We believe such costs are appropriately capitalized as the underlying exclusivity arrangement related to the supply of aircraft components has attributes similar to an intangible asset and meet the Financial Accounting Standard Board’s definition of an asset in Concept Statement No. 6 (paragraph 25).  Some of the key facts and circumstances that we considered were:  the exclusive nature of the agreement; existing pricing agreements with this customer had established pricing through the end of calendar year 2008 and were not being renegotiated; the expected realization of the payments in future periods, as our analysis indicates that margins on future new engine sales under this program will more than exceed the $5 million paid up-front; the customer already has orders for the engines on which our products are a key element; our demonstrated ability to complete the development of products related to arrangements in this industry in general and with this customer specifically;  and we view the likelihood of being displaced by another supplier as remote given the nature of the product and the difficulty of the aircraft engine certification process, with contractual recourse available to fully recover the up-front payment if we ever are displaced.

In the future, we will test any asset resulting from payments to customers for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable, following the requirements of paragraphs 8 through 26 of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  An impairment loss would be recognized if the carrying amount of the asset is not recoverable and exceeds its fair value.  Following such test, we would also consider whether changes in the amortization period and/or amortization method is necessary, as indicated in paragraph 9 of Statement No. 144.

Should you have questions regarding our responses to your comments, you may contact me at 815-639-6800.

Sincerely,

/s/ Stephen P. Carter

Stephen P. Carter

Executive Vice President

Chief Financial Officer and Treasurer